Exhibit 99.1

ENTRÉE GOLD 2013 DRILL RESULTS EXTEND ANN MASON MINERALIZATION

Vancouver, B.C., September 25, 2013 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has completed a combined core and reverse circulation (“RC”) drilling program on the Ann Mason Project located in the Yerington District of Nevada. The drilling targeted the Ann Mason and Blue Hill deposits and new exploration targets located nearby.  Drilling completed between April and July 2013 included 4,754 metres of core and RC drilling, of which 3,333 metres were drilled in seven holes at Ann Mason and 1,422 metres in 11 holes at Blue Hill.

A drill plan is posted on www.entreegold.com.

Highlights from the recent program include:

•
Ann Mason hole EG-AM-13-035 intersected 220 metres (from 262metres depth) averaging 0.30% copper, 0.07 grams per tonne (“g/t”) gold and 1.70 g/t silver.  Included within the intersection is a higher-grade interval of 100 metres grading 0.43% copper, 0.11 g/t gold and 2.75 g/t silver.

•	Ann Mason holes EG-AM-13-033 and 034, on the northeast side of the deposit, extend mineralization up to 250 metres further north than currently defined in the mineral resource estimate.

•
At Blue Hill, several lower-grade but significant copper-oxide intervals were returned in and around the deposit, including 35 metres grading 0.13% copper, 29 metres grading 0.14% copper and 17 metres grading 0.21% copper. In addition, 10.7 metres of sulphide mineralization grading 0.24% copper was encountered in hole EG-BH-13-040, located 750 metres west of the current resource.

Greg Crowe, President and CEO commented, "Three of the five core holes drilled at Ann Mason extend copper mineralization 190 metres to 250 metres northwest and northeast of the deposit. On-going work at Ann Mason continues to enhance our understanding of the geometry and potential of the Ann Mason and Blue Hill deposits. The westward extension of mineralization at Blue Hill increases the potential to discover a much larger mineralized system at depth.  In addition, Ann Mason mineralization remains open in several directions and future drilling programs will be needed to test this potential.”

Ann Mason Deposit

At Ann Mason, core drilling was designed to test for extensions of mineralization, primarily along the northeast and northwest margins of the deposit and to extend mineralization within the current pit design.  In total, 993 metres of RC pre-collar drilling and 2,159 metres of core drilling were completed in five holes. Drill hole depths range from 502 to 811 metres. Two RC holes totalling 180 metres were drilled to test a new exploration target located 950 metres west of the Ann Mason deposit.

Significant drill results from the 2013 Ann Mason drilling are summarized in Table 1.

Near the east end of the deposit, hole EG-AM-13-035 intersected 220 metres (from 262 metres depth) averaging 0.30% copper, 0.07 g/t gold and 1.70 g/t silver. Included within the intersection is a higher-grade interval of 100 metres grading 0.43% copper, 0.11 g/t gold and 2.75 g/t silver.

Other significant Ann Mason results include:

•
Drill holes EG-AM-13-033 and 034, on the northeast side of the deposit, returned 310metres of 0.21% copper and 46.0 metres of 0.27% copper, respectively and extend copper mineralization up to 250 metres northeast of the current mineral resource.  The copper intercept in hole EG-AM-13-33 includes 0.014% molybdenum, which is higher than typical values for the deposit.

•
EG-AM-13-036, while primarily pyritic, extends weak copper mineralization up to 190 metres north of the Ann Mason resource boundary. Higher grade copper mineralization in this area is interpreted to occur below the drilled depth of holes EG-AM-13-036 and 037. EG-AM-13-037 is located 240 metres east-southeast of EG-AM-13-036 and encountered strong faulting with no significant copper mineralization.

Two shallow, widely-spaced RC holes (totalling 180 metres) were also completed about 500 to 900 metres to the west of Ann Mason to test a new, near-surface oxide copper target.  Holes EG-AM-13-038 and 039 encountered narrow intervals of 0.16 – 0.20% oxide copper within strong, quartz-sericite-pyrite alteration.  Deeper sulphide potential below these holes remains untested.

Table 1.  Significant 2013 Ann Mason Drill Results.

Drill Hole	From (metres)	To (metres)	Length (metres)	Mineralization Type	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
EG-AM-13-033	286.0	596.0	310.0	Sulphide	0.21	0.014	0.02	0.58
incl	430.0	596.0	166.0	Sulphide	0.24	0.011	0.02	0.66
EG-AM-13-034	412.0	586.0	174.0	Sulphide	0.16	0.003	0.01	0.34
incl	412.0	458.0	46.0	Sulphide	0.27	0.002	0.01	0.70
EG-AM-13-035	262.1	482.0	219.9	Sulphide	0.30	0.003	0.07	1.70
incl	358.0	458.0	100.0	Sulphide	0.43	0.003	0.11	2.75
EG-AM-13-036	396.0	432.0	36.0	Sulphide	0.13	0.005	0.01	0.28
and	680.0	686.0	6.0	Sulphide	0.25	0.000	0.01	0.23
EG-AM-13-038	22.9	29.0	6.1	Oxide	0.16	trace	trace	trace

Blue Hill Deposit Area

The drilling at Blue Hill successfully tested for westward extensions of the current deposit and also highlighted the structural complexity of the Blue Hill area.  The drilling included five RC holes totalling 669 metres and two previously drilled RC holes, which were deepened with core (162 metres and 171 metres) to test underlying sulphide mineralization. In addition, four RC holes, totalling 419 metres, tested near-surface oxide copper near EG-BH-11-031 to the east of Blue Hill.

Significant 2013 Blue Hill drill results are summarized in Table 2 and include:

•
EG-BH-13-040, located 750 metres west of the current Blue Hill resource, encountered several thin zones of oxide copper mineralization grading between 0.13 and 0.14% copper over widths ranging between 3 metres and 35 metres.  In addition, 11 metres of 0.24% copper sulphide mineralization was intersected at the bottom of the hole. This drill hole is located on the edge of a largely untested, strong IP anomaly.

•
On the west side of the deposit, EG-BH-13-036 adds 16 metres of oxide mineralization grading 0.21% copper between two lenses within the current resource and EG-BH-13-037 adds  29 metres of oxide mineralization grading 0.14% copper, above the current resource.

•
Within the deposit, previous RC hole EG-BH-11-027 was deepened 171 metres with core drilling and encountered 0.19% copper in sulphides over 43 metres  in the hanging wall of a major low-angle structure below the Blue Hill Fault.

•
Four RC holes, EG-BH-13-032, 033, 034 and 035, were drilled in the vicinity of EG-BH-11-031 (0.28% oxide copper over 13.8 metres) to test the extent of oxide copper mineralization between Ann Mason and Blue Hill. Two of the holes (EG-BH-13-032 and 035) intersected thinner intervals of similar grade mineralization (3 metres grading 0.25% copper). Oxide mineralization remains open to the north and to the west.

Table 2.  Significant 2013 Blue Hill drill results.

Drill Hole	From (metres)	To (metres)	Length (metres)	Mineralization Type	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
EG-BH-13-036	19.8	36.6	16.8	Oxide	0.16	0.001	0.01	0.26
and	59.4	76.2	16.8	Oxide	0.21	0.001	0.01	0.17
EG-BH-13-037	18.3	47.2	28.9	Oxide	0.14	0.004	0.01	0.61
and	62.5	70.1	7.6	Oxide	0.17	trace	trace	0.06
EG-BH-13-039	3.00	7.6	4.6	Oxide	0.13	0.000	trace	0.05
EG-BH-13-040	47.2	82.3	35.1	Oxide	0.13	0.001	trace	0.07
and	111.3	121.9	10.7	Sulphide	0.24	trace	0.01	0.24
EG-BH-11-027*	189.0	232.0	43.0	Sulphide	0.19	0.004	0.01	0.19

 * Core deepening of original 2011 RC collar

Other Activities

A program of 31 line kilometres of fill-in induced polarization (“IP”) geophysics was completed in June 2013. This work was successful in better defining the Blackjack IP anomaly and in defining a strong chargeability feature to the west of Blue Hill.

Baseline environmental studies commenced in the second quarter of 2013 and included wildlife, biology, archaeology and cultural surveys which will be used to expand the area covered under the existing Plan of Operations.

QUALITY ASSURANCE AND CONTROL

RC chips and split core samples were prepared at Acme Analytical Laboratories (ACME) in Elko, Nevada and shipped by ACME to their lab in Vancouver, Canada for analyses.  Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data.  Entrée has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping and storage.  Drill intersections described in this news release are based on drilled core lengths and may not reflect the true width of mineralization.

QUALIFIED PERSON

Robert Cinits, P.Geo., Entrée’s Vice-President Technical Services, a Qualified Person as defined by National Instrument 43-101, has approved the technical information in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Additionally, Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995 with respect to the potential size of a mineralized zone; potential expansion of mineralization; the possibility for discovery of new mineralized zones; plans for future exploration programs and budgets; anticipated business activities; corporate strategies; and uses of funds.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, the effects of general economic conditions and commodity prices; actions by government authorities; the availability of funds; that applicable legislation, including legislation with respect to mining, foreign investment, royalties and taxation, will not materially change; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk; recent global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2012, dated March 28, 2013 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.